FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of:	May, 2007
Commission File Number :	001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐            No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated May 4, 2007, relating to : Bertrand Collomb steps down as Chairman of Lafarge, Bruno Lafont appointed Chairman and Chief Executive Officer of the Group

Page 1 of 4 Total Pages

BERTRAND COLLOMB STEPS DOWN AS CHAIRMAN OF LAFARGE

BRUNO LAFONT APPOINTED CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF THE GROUP

The Board of Directors of Lafarge, at a meeting on May 3 2007 chaired by Bertrand Collomb, appointed Bruno Lafont Chairman and Chief Executive Officer of Lafarge.

The Board thanked Bertrand Collomb for the 18 years he had devoted to the growth and international development of the Group and the promotion of its values. The Board congratulated him on the manner in which he had prepared his succession and on his continued commitment to exemplary standards of corporate governance. During this period, sales and net income were multiplied by five and enterprise value increased tenfold. Bertrand Collomb has been appointed Honorary Chairman of the Group.

The Board recognised the contribution made by Bruno Lafont, who has fully demonstrated his talents in his role as Chief Executive Officer of Lafarge since January 1 2006.

On Bertrand Collomb and Bruno Lafont’s recommendation, the Board adopted the principle of appointing a Vice Chairman of the Board of Directors, to be chosen from amongst the independent directors. This decision marks the Group’s desire to continue to implement best practice in terms of corporate governance. This appointment will be made at a future date.

Bertrand Collomb commented:

“It is with considerable emotion, but also confidence in the future of the Group, that I am standing down as Chairman of Lafarge. I would like to thank all of those who I have had the pleasure of working with at Lafarge over the years. Together, we have built a Group which today has a huge potential.

Lafarge is an exceptional company, and I am proud to have been at its head. One essential quality in a manager is to know how to prepare for his succession. In my case this is now done, and I am delighted to be handing over to Bruno Lafont, who has all the qualities that will be needed to lead our Group in a changing world.”

Enclosed: Biographies of Bertrand Collomb and Bruno Lafont

Page 2 of 4 Total Pages

NOTES TO EDITORS

Lafarge is the world leader in building materials, with top-ranking positions in all of its businesses: Cement, Aggregates & Concrete and Gypsum. With 71,000 employees in over 70 countries, Lafarge posted sales of Euros 17 billion in 2006.

Lafarge has been committed to sustainable development for many years, pursuing a strategy that combines industrial know-how with performance, value creation, respect for employees and local cultures, environmental protection and the conservation of natural resources and energy. Lafarge is the only company in the construction materials sector to be listed in the 2007 ‘100 Global Most Sustainable Corporations in the World’. To make advances in building materials, Lafarge places the customer at the heart of its concerns. It offers the construction industry and the general public innovative solutions bringing greater safety, comfort and quality to their everyday surroundings.

Additional information is available on the web site at www.lafarge.com.

COMMUNICATIONS		INVESTOR RELATIONS

Stéphanie Tessier :	+33(1) 44 34 92 32	Yvon Brindamour :	+33 (1) 44 34 11 26
Stephanie.tessier@lafarge.com		Yvon.brindamour@lafarge.com

Lucy Wadge :	+33(1) 44 34 19 47	Daniele Daouphars :	+33 (1) 44 34 11 51
Lucy.wadge@lafarge.com		Daniele.daouphars@lafarge.com

Claire Mathieu :	+33(1) 44 34 18 18	Stéphanie Billet :	+33 (1) 44 34 94 59
Claire.mathieu@lafarge.com		Stephanie.billet@lafarge.com

Page 3 of 4 Total Pages

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 4, 2007	Lafarge
(Registrant)

By: /s/ Jean-Jacques Gauthier
	Name:	Jean-Jacques Gauthier
	Title:	Chief Financial Officer and Executive Vice President

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